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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

        This report on Form 6-K contains a press release dated July 1st, 2002 announcing SONERA SELLS ITS HOLDING IN LIBANCELL.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLAL Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

SONERA CORPORATION	STOCK EXCHANGE RELEASE July 1, 2002, 12.00 p.m.	1 (1)

SONERA SELLS ITS HOLDING IN LIBANCELL

Sonera (HEX: SRA, NADSAQ: SNRA) has sold its 14% holding in the Lebanese GSM operator LibanCell to Lebanese Telecommunications Company S.A.L. The price of the deal was USD 22.5 million, or about EUR 24 million. Sonera has already received the payment in cash and will record a gain of about EUR 20 million from the deal in the second quarter.

Sonera invested in LibanCell in 1994. At the end of 2001, LibanCell had 381,000 subscribers and a 49% share of the Lebanese GSM market. Last year the Lebanese Government cancelled the BOT (Build, Operate and Transfer) contracts of both GSM operators and announced the launch of a tender process to grant two new GSM operating licenses. The process is still ongoing.

"LibanCell was a good investment for us, but as the Lebanese government cancelled the BOT contract, the company's prospects became more uncertain. Moreover, the minority holding in LibanCell was no longer in line with our current strategy, which is aimed at immediate profitable growth in selected markets in the East, such as Russia, Azerbaijan, Georgia, Kazakhstan and Moldova", says Kim Ignatius, Sonera's Executive Vice President and CFO.

Sonera (HEX:SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator and as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9,000 people. www.sonera.com

SONERA CORPORATION
Jari Jaakkola, Executive Vice President
Corporate Communications and IR

For further information, please contact:
Kim Ignatius, CFO, Executive Vice President, Sonera Corporation
Tel. + 358 2040 54015
Email: kim.ignatius@sonera.com

In the USA:
Steve Fleischer, Vice President, Corporate Communications and IR
Tel: + 1 973 448 4616
Email:steve.fleischer@sonera.com

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SIGNATURES